UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2025

Commission File Number: 001-36582

Altamira Therapeutics Ltd.

(Exact name of registrant as specified in its charter)

Clarendon House, 2 Church Street

Hamilton HM 11, Bermuda

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒           Form 40-F ☐

Annual General Meeting Results

On June 11, 2025, Altamira Therapeutics Ltd. (the “Company”) held its Annual General Meeting of Shareholders. Based on the presence in person or by proxy of holders of the Company’s outstanding ordinary shares constituting a quorum, each of the agenda items submitted to a vote of the shareholders was duly adopted by the requisite majority in accordance with the Company’s Bye-Laws:

Agenda Item 1: Election of the Members of the Board of Directors

The Company’s shareholders elected Messrs. Thomas Meyer, Alain Munoz, Mats Peter Blom and Dominik Lysek, as members of the Board of Directors, each for a term of one year ending upon completion of the 2026 Annual General Meeting (or until their respective successors are elected).

Agenda Item 2: Appointment of Auditors

The Company’s shareholders re-elected BDO AG, Zurich, as auditors of Altamira Therapeutics Ltd. for the 2025 financial year.

INCORPORATION BY REFERENCE

This Report on Form 6-K, shall be deemed to be incorporated by reference into the registration statements on Form F-3 (Registration Numbers 333-249347, 333-264298, 333-267584, 333-272338 and 333-276427) and Form S-8 (Registration Numbers 333-232735, 333-252141, 333-278595 and 333-286392) of Altamira Therapeutics Ltd. and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Altamira Therapeutics Ltd.

Date: June 11, 2025	By:	/s/ Thomas Meyer
		Name:	Thomas Meyer
		Title:	Chief Executive Officer

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